Recombinant Technologies Inc



ANNUAL REPORT

1090 Meriden Waterbury Tpke, Suite 1

Cheshire, CT 06410

0

http://recombtech.com/

This Annual Report is dated May 5, 2022.

BUSINESS

Recombinant Technologies Inc. ("RT Inc.") is a pre-clinical stage biotechnology corporation founded in May 2021 by a research scientist who was trained at Yale School of Medicine for about a decade.

Prior to this formation, the company operated for 20 years under the name Recombinant Technologies LLC ("RT LLC") founded by the same scientist. RT Inc. currently legally owns RT LLC's assets and liabilities, including its patent.

Recombinant Technologies' focus has been to develop a viable drug to treat Alzheimer's Disease. RT LLC has been awarded multiple SBIR grants to perform this task. RT LLC serves as the research wing of the development work.

According to the Alzheimer's Association, Alzheimer's and other dementias will cost the nation $355 billion in 2021. By owning Recombinant Technologies LLC's assets, Recombinant Technologies Inc. now owns a patent issued by USPTO on a small molecule biological to treat Alzheimer's Disease. RT Inc. has full freedom to operate utilizing this exclusive molecule on any platform technology. RT Inc.'s immediate focus is to develop a device to deplete amyloid from circulation utilizing the patented molecule. This research is currently supported by a peer-reviewed grant from the National Institutes of Health.

Recombinant Technologies Inc. is a Delaware C-Corp. Ownership of Recombinant Technologies LLC was transferred to Recombinant Technologies Inc. in May 2021. RT LLC is a wholly owned subsidiary of RT Inc. The two entities share a common owner, Pazhani Sundaram. Mr. Sundaram contributed 100% of his ownership in Recombinant Technologies LLC to

Recombinant Technologies Inc. in exchange for receiving 100% of the stock of Recombinant Technologies Inc.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 35,000,000
Use of proceeds: Shares issued to Founder.
Date: May 12, 2021
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:
Revenue
Revenue for fiscal year 2020 was $24,624, slightly less compared to fiscal year 2019 revenue of $28,113. The company is dependent on external revenue from grants. Reason for flat revenue was because no new applications were filed. Recombinant Technologies Inc. received $467,856 in federal grants in 2020 compared to $534,144 in 2019. Grant draws are based on expenses accrued. Since the Company reduced its activities in 2020 because of the COVID-19 pandemic, it received reduced draws from the grant award. A major commercialization grant application with the NIA, NIH is planned for the Fall 2021.
Expenses
The Company's expenses consist of, among other things, marketing and other general and administrative expenses. Total operating expenses from 2019 to 2020 remained about flat. Marketing expenses decreased from $6,583 to $2,308. Marketing expenses decreased partially due to decreased business activity and a plan on conservation of principal. General and adminstrative expenses was $372,958 in 2020 compared to $371,397 in 2019. About 75% of general and administrative expenses make up research and development expenses.
Historical results and cash flows:
The Company is currently in the research and development stage. We are of the opinion the historical cash flows will not be be indicative of the revenue and cash flows expected for the future because the company continues to depend on revenues from grant, debt financing, and/or equity financing, which are all unpredictable. Although we anticipate a good level of funding if

our efforts are successful, there is no guarantee that we will succeed in this fund raising effort. For this reason, we believe we can not provide any predictions. Past cash was primarily generated through debt financing and government grants. Our goal is to grow and drive value through equity financing. This financing will secure us the financinal stability to complete the R&D and regulatory filing in order to to launch the device for human studies.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $1,000.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Key Bank
Amount Owed: $77,919
Interest Rate: 4.83%
Maturity Date: January 02, 2030

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Pazhani Sundaram PhD
Pazhani Sundaram PhD's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: President, Chief Executive Officer, Interim-CFO, and Chairman of the Board
Dates of Service: May 12, 2021 - Present
Responsibilities: Responsible for directing scientific and business efforts; overall business conductance; working with the CFO and monitor financial matters; and overall management. Pazhani currently receives a salary compensation of $20,000 per month.
Other business experience in the past three years:
Employer: Recombinant Technologies LLC
Title: Founder-President, Principal Investigator and Chief Scientific Officer
Dates of Service: May 26, 1998 - Present
Responsibilities: Responsible for overall management of science, finance and revenue.
Name: Amrit Dhawan
Amrit Dhawan's current primary role is with Yale University. Amrit Dhawan currently services 5 hrs hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Secretary
Dates of Service: June 14, 2021 - Present
Responsibilities: Administrative professional duties, meeting minutes, etc. expected hours = 20 h /mo; salary range - $ 45/hr.
Other business experience in the past three years:
Employer: Yale University
Title: Credentialing Coordinator/Senior Admin Asst II
Dates of Service: September 01, 2002 - Present
Responsibilities: Oversees and coordinates administrative, program, and office activities. Establishes, selects, implements, and coordinates office procedures and systems. Serves as

principal source for credentialing, grants administrator, and invoices specialist. Also served as the credentialing specialist for 100 physicians within the Department of Orthopaedics between 2019-2020.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Pazhani Sundaram PhD
Amount and nature of Beneficial ownership: 35,000,000
Percent of class: 100.0

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.
Common Stock
The amount of security authorized is 100,000,000 with a total of 35,000,000 outstanding.
Voting Rights
One vote per share.
Material Rights
Voting Rights of Securities Sold in this Offering
Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-

commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Stock in the amount of up to $1.07 million in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a treatment for Alzheimer's disease.

We may never have an operational product or service

It is possible that there may never be an operational Amytrapper device product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Amytrapper device. Delays or cost overruns in the development of our Amytrapper device and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits

Recombinant Technologies Inc. was formed on 5/12/2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. RTI has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Amytrapper is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns one patent (https://patents.justia.com/patent/8445438). The patent is assigned to Recombinant Technologies LLC, which is wholly-owned by Recombinant Technology Inc. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. The company is likely to generate additional patents along the way.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Recombinant Technologies Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on RT Inc could harm our reputation and materially negatively impact our financial condition and business.

Risk of Loss of Your Investment

There is a possibility that you will lose your investment if the drug is found to be effective for the purpose for which it is developed but still found to be less safe or more toxic. As a result, the drug could never hit the commercial market, and thus, you may end up losing all of your investment. It is also important to note that over 90% of biotechnology research leads to no commercial success.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 5, 2022.

Recombinant Technologies Inc

By   /s/ *Pazhani Sundaram*

     Name: Recombinant Technologies Inc

     Title: CEO, Principal Executive Officer and Director, Principal Financial Officer and Principal Accounting Officer

Exhibit A

FINANCIAL STATEMENTS

RECOMBINANT TECHNOLOGIES INC

UNAUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2021

Daniele & Associates, LLC

CERTIFIED PUBLIC ACCOUNTANTS

66 CEDAR STREET
NEWINGTON, CT. 06111
(860) 666-5942

April 25, 2022

To the Board of Directors
Recombinant Technologies, Inc.

We have reviewed the accompanying financial statements of Recombinant
Technologies, Inc. (the "Company"), which comprise the balance sheet
as of December 31, 2021, and the related statements of operations,
changes in Members equity, and Cash Flows for the year then ended. A
review includes primarily applying analytical procedures to
management's financial data and making inquiries of Company
management. A review is substantially less in scope than an audit,
the objective of which is the expression of an opinion regarding the
financial statements as a whole. Accordingly, we do not express such
an opinion.

Management is responsible for the preparation and fair presentation
of the financial statements in accordance with accounting principles
generally accepted in the United States of America and for designing,
implementing, and maintaining internal controls relevant to the
preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with
Statements on Standards for Accounting and Review Services issued by
the American Institute of Certified Public Accountants. Those
standards require us to perform procedures to obtain limited
assurance that there are no material modifications that should be
made to the financial statements. We believe that the results of our
procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications
that should be made to the accompanying financial statements in order
for them to be in conformity with accounting principles generally
accepted in the United States of America.

Daniele & Associates LLC

Daniele & Associates, LLC
Certified Public Accountants

RECOMBINANT TECHNOLOGIES LLC

BALANCE SHEET

DECEMBER 31, 2021

ASSETS

CURRENT ASSETS
  Cash $ 1,000
  Inventory   0

    TOTAL CURRENT ASSETS   1,000

FIXED ASSETS- Net   15,000

TOTAL ASSETS $ 16,000

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES
  Line Of Credit $ 77,919

    TOTAL CURRENT LIABILITES   77,919

LONG-TERM LIABILITIES   0

    TOTAL LONG-TERM LIABILITIES   0

TOTAL LIABILITIES   77,919

MEMBERS' EQUITY
  Members Capital   (61,919)

    TOTAL MEMBER'S DEFICIT   (61,919)

TOTAL LIABILITIES AND MEMBERS' DEFCIT $ 16,000

RECOMBINANT TECHNOLOGIES INC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUE	$ 410,261
OPERATING EXPENSES	
Advertising	11,992
CRO	40,038
Membership Fees	5,966
Insurance	8,141
Interest Expense	7,652
Lab Supplies	91,950
Motor Vehicle Expense	2,634
Office Expense	8,593
Other Taxes	445
Outside Service	73,317
Payroll	8,000
Payroll Taxes	633
Website	1,552
Professional Fees	12,673
Rent	36,000
Repairs and Maintenance	12,681
Utilities	11,866
Travel	2,291
TOTAL OPERATING EXPENSES	336,424
NET INCOME	73,837

RECOMBINANT TECHNOLOGIES LLC

STATEMENT OF CHANGES TO MEMBERS EQUITY

FOR THE YEAR ENDED DECEMBER 31,2021

Balance as of January 1 2021 $ (112,196)

   Net Income   73,837
   Distributions   (23,560)

Balance as of December 31 2021 $ (61,919)

RECOMBINANT TECHNOLOGIES INC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 73,837
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	0
Decrease in Inventory	12,900
NET CASH PROVIDED BY OPERATING ACTIVITIES	86,737
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of Fixed Assets	0
NET CASH USED IN INVESTING ACTIVITIES	0
CASH FLOWS FROM FINANCING ACTIVITIES	
Repayments on Line Of Credit	(62,300)
Member Distribution	(23,560)
NET CASH USED IN FINANCING ACTIVITIES	(85,860)
NET INCREASE IN CASH	877
CASH AT BEGINNING OF YEAR	123
CASH AT END OF YEAR	$ 1,000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recombinant Technologies Inc. is a corporation formed under the laws of Delaware in May of 2021. The Company is a preclinical biotechnology concern. The following are significant.

INVENTORY

Inventory is valued at the lower of cost or market, on the first-in, first-out basis.

FIXED ASSETS

Fixed assets are shown at cost and are being depreciated over their useful lives using straight-line and declining-balance methods.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CONCENTRATION OF CREDIT RISK

The Company grants credit to its customers, primarily located throughout the United States, during the normal course of business. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. In addition, the Company maintains credit insurance that provides coverage for potential Accounts Receivable losses. At times throughout the year the Company may maintain certain bank accounts in excess of the FDIC insured limits.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of fixed assets for financial and income tax reporting and the tax effects of unused tax credits. The deferred tax liability represents the future tax return consequences of those differences, which will either be taxable or deductible when the asset and liabilities are recovered or settled.

REVENUE RECOGNITION

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. The Company earns revenues through grants and limited sales of its products

NOTE 2 - FINANCING

The Company has a line of credit of $150,000 as of December 31, 2021. The outstanding balance on this line of credit is $77,919 at December 31, 2021. Interest is payable monthly at a variable rate

NOTE 3 - INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period December 31, 2021. The income tax returns will remain subject to examination by the Internal Revenue Services under the statute of limitations for a period of three years from the day it is filed. The Company had no tax liability for 2021.

NOTE 4 - COMMITTMENTS AND CONTINGENCIES

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's financial position, results of operations and cash flows. The Company is not under current threat of or involved in pending litigation.

SEE ACCOUNTANT'S REVIEW REPORT

RECOMBINANT TECHNOLOGIES INC

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2021

NOTE 5 - EQUITY

The Company was originally organized as a limited liability company and had a single owner as of December 31, 2020.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company is not aware of any related party transactions outside the normal scope of business.

CERTIFICATION

I, Pazhani Sundaram , Principal Executive Officer of Recombinant Technologies Inc, hereby certify that the financial statements of Recombinant Technologies Inc included in this Report are true and complete in all material respects.

Pazhani Sundaram

CEO, Principal Executive Officer and Director, Principal Financial Officer and Principal Accounting Officer